Exhibit 99.1

POSITIVE PROFIT WARNING

ANNOUNCEMENT ON ESTIMATED INCREASE IN ANNUAL RESULTS OF 2021

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”) pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors of the Company (the “Board”) and all the members of the Board warrant that there are no false representation, misleading statements or material omissions, and jointly and severally accept responsibilities for the truthfulness, accuracy and completeness of its contents

Important Notice:

•

Under the China Accounting Standards for Business Enterprises, the Group expects that the net profit attributable to the equity shareholders of the Company in 2021 will increase by approximately RMB1.3 billion to RMB1.5 billion as compared with the same period of the previous year (statutory disclosure data), representing a year-on-year increase of 207% to 251%.

•

Under the China Accounting Standards for Business Enterprises, the Group estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items in 2021 will increase by approximately RMB1.35 billion to RMB1.55 billion as compared with the corresponding period of the previous year (statutory disclosure data), representing a year-on-year increase of 270% to 310%.

1.	Estimated results of 2021

(1)	Period of estimated results: 1 January 2021 to 31 December 2021 (the “Period”).

(2)

Estimated results: based on preliminary estimates by the finance department of the Company, the Company and its subsidiaries (the “Group”) are expected to record a net profit attributable to the equity shareholders of the Company of approximately RMB1.928 billion to RMB2.128 billion for the year ended 31 December 2021, representing an increase of 207% to 251% over the corresponding period of the previous year (statutory disclosure data). Specific financial figures will be disclosed in the 2021 annual report of the Company.

(3)

The Group estimates that the net profit attributable to the equity shareholders of the Company after deducting non-recurring items for the year ended 31 December 2021 will be approximately RMB1.844 billion to RMB2.044 billion, representing a year-on-year increase of 270% to 310% (statutory disclosure data). Specific financial figures will be disclosed in the 2021 annual report of the Company.

(4)	The estimated results have not been reviewed or audited by certified public accountants.

2.	Results for the corresponding period of the previous year

Under the China Accounting Standards for Business Enterprises
Net profit attributable to the equity shareholders of the Company (RMB’000)	628,110
Net profit attributable to the equity shareholders of the Company after deducting non-recurring items (RMB’000)	493,350
Earnings per share (RMB per share)	0.058

3.	Major reasons for estimated increase in the results for the Period

The major reasons for the substantial increase in the annual results of the Group in 2021 compared to the corresponding period of the previous year are: In early 2020, due to the dual impact of the COVID-19 pandemic and the plunge in oil prices, the consumption of petroleum and petrochemical products has shrunk, and the production and operation of the Company have been greatly affected. Since 2021, the demand for petroleum and petrochemical products has significantly improved, which resulted in a rise in the prices of major products. The Company seized the opportunity to optimize its operation, took effective measures to improve performance, and persisted in lowering cost and reducing fees. As a result, the operating performance has been improved significantly.

4.	Risk Warning

The Company does not have any significant uncertainties that will affect the accuracy of the contents of this estimated results.

5.	Other information

The estimated figures above are based on preliminary assessment only. Specific and accurate financial figures will be disclosed in the 2021 annual report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 25 January 2022

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